Exhibit 3.1

CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
ARROWROOT ACQUISITION CORP.

Arrowroot Acquisition Corp. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST: Article IX, Section 9.1(b) of the Amended and Restated Certificate of Incorporation of the Corporation (the “Amended and Restated Certificate”) is hereby amended in its entirety to read as follows:

“(b) Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ option to purchase additional securities) and certain other amounts specified in the Corporation’s registration statement on Form S-1, as initially filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2021, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement. Except for the withdrawal of interest to pay taxes, none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest of (i) the completion of the initial Business Combination, (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete its initial Business Combination by July 6, 2023 (the “Deadline Date”) (or up to February 4, 2024, if applicable under the provisions of Section 9.1(b) below) and (iii) the redemption of Offering Shares in connection with a vote seeking to amend any provisions of this Amended and Restated Certificate relating to stockholders’ rights or pre-initial Business Combination activity (as described in Section 9.7). Holders of shares of the Corporation’s Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are the Sponsor or officers or directors of the Corporation, or affiliates of any of the foregoing) are referred to herein as “Public Stockholders.” In the event that the Corporation has not consummated an initial Business Combination by the Deadline Date, the Board of Directors may, without another stockholder vote, elect to extend the period of time to consummate a Business Combination on a monthly basis for up to seven times by an additional one month each time after July 6, 2023, by resolution of the Board of Directors if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Deadline Date, until February 4, 2024, provided that the Sponsor (or one or more of its affiliates or permitted designees) (the “Lender”) will deposit into the Trust Account the lesser of $160,000 or $0.04 for each then-outstanding Offering Share for each such monthly extension for an aggregate deposit of up to the lesser of $1,120,000 or $0.28 for each then-outstanding Offering Share (if all seven additional monthly extensions are exercised), in exchange for a non-interest bearing, unsecured promissory note issued by the Corporation to the Lender. If the Corporation completes its initial Business Combination, it will, at the option of the Lender, repay the amounts loaned under the promissory note or convert a portion or all of the amounts.”

SECOND: Article IX, Section 9.2(d) of the Amended and Restated Certificate is hereby amended in its entirety to read as follows:

“(d) In the event that the Corporation has not consummated an initial Business Combination by the Deadline Date (or up to February 4, 2024, if applicable under the provisions of Section 9.1(b)), the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.”

THIRD: Article IX, Section 9.7 of the Amended and Restated Certificate is hereby amended in its entirety to read as follows:

“Section 9.7 Additional Redemption Rights. If, in accordance with Section 9.1(a), any amendment is made to Section 9.2(d) to (A) modify the substance or timing of the Corporation’s obligation to redeem 100% of the Offering Shares if the Corporation has not consummated an initial Business Combination by the Deadline Date (or up to February 4, 2024, if applicable under the provisions of Section 9.1(b)), or (B) with respect to any other material provisions herein relating to stockholder’s rights or pre-initial Business Combination activity, the Public Stockholders shall be provided with the opportunity to redeem their Offering Shares upon the approval of any such amendment, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (net of taxes payable), divided by the number of then outstanding Offering Shares; provided, however, that any such amendment will be voided, and this Article IX will remain unchanged, if any stockholders who wish to redeem are unable to redeem due to the Redemption Limitation.”

FOURTH: That said amendment was duly adopted in accordance with the applicable provisions of Sections 211 and 242 of the DGCL.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by a duly authorized officer this 1st day of March, 2023.

ARROWROOT ACQUISITION CORP.

By:	/s/ Matthew Safaii
Name:	Matthew Safaii
Title:	Chief Executive Officer